Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

Name and Address of the Corporation

NOUVEAU MONDE GRAPHITE INC. (the “Corporation”)

481 Rue Brassard

Saint-Michel-des-Saints QC, J0K 3B0

Date of Material Changes

April 9 and April 16, 2026

News Releases

News releases relating to the material changes described herein were disseminated through the facilities of Business Wire and subsequently filed on SEDAR+ on April 9, 2026, and April 16, 2026.

Summary of Material Changes

On April 9, 2026, the Corporation entered into: (a) subscription agreements (the “Subscription Agreements”) with Investissement Québec (“IQ”), Canada Growth Fund Inc. (“CGF”), and ENI S.p.A., through its subsidiary ENI International B.V. (“ENI”), pursuant to which the Corporation agreed to issue an aggregate of 115,847,791 common shares of the Corporation (the “Common Shares”) at a price of US$1.84 (the “Offering Price”) per Common Share, for aggregate gross proceeds of approximately US$213 million (the “Private Placement”); and (b) an agreement with a syndicate of underwriters co-led by BMO Capital Markets and National Bank Financial (the “Bookrunners”), pursuant to which the Corporation would issue, on a “bought deal” basis, 45,600,000 subscription receipts (the “Subscription Receipts”) at the Offering Price, for gross proceeds to the Corporation of approximately US$84 million (the “Public Offering”). On April 16, 2026, the Corporation announced the closing of the Public Offering, and the gross proceeds have been deposited in escrow pending satisfaction of the Escrow Release Conditions (as defined below).

Full Description of Material Change

Full Description of Material Change

The Private Placement

On April 9, 2026, the Corporation announced that it had entered into the Subscription Agreements pursuant to which each of IQ, CGF, and ENI has agreed to subscribe for 33,351,853 Common Shares, 44,452,460 Common Shares and 38,043,478 Common Shares, respectively, at the Offering Price, for aggregate gross proceeds to the Corporation of approximately US$213 million (or the Canadian dollar equivalent thereof). The closing of the Private Placement is subject to, among other things, the receipt of the Shareholder Approvals (as defined below). The Corporation has agreed to certain covenants that are in force between the date of the Subscription Agreements (being April 9, 2026) and the closing of the Private Placement or earlier termination of the applicable Subscription Agreement. The Private Placement will be made pursuant to exemptions from the prospectus requirements under Canadian securities laws and the Common Shares issued thereunder will be subject to restrictions on resale for a period of four months from the closing date of the Private Placement under Canadian securities laws.

The participation of IQ and CGF in the Private Placement builds on their prior support for the advancement of the phased development of the commercial operations of its Matawinie mine (the “Phase-2 Matawinie Mine”) and the broader ore-to-battery-material value chain, while ENI’s investment reflects growing strategic interest from global energy and industrial players in secure, carbon-neutral critical minerals supply.

The Private Placement is part of the final step in assembling a comprehensive financing package combining senior debt, strategic equity investments, and public-market capital. Upon closing of the Private Placement, satisfaction of the Escrow Release Conditions in respect of the Public Offering, and satisfaction of conditions precedent to the previously announced project debt financing, the Corporation expects to have secured all required funding to declare the final investment decision on the Phase-2 Matawinie Mine and proceed with its design, engineering and construction.

In connection with the equity investment by ENI, concurrently to the execution of the Subscription Agreement with ENI, ENI and the Corporation entered into a side letter agreement (the “ENI Side Letter”) and, as a condition to the closing of the equity investment by ENI, ENI and the Corporation have agreed to enter into: (i) an investor rights agreement (the “ENI Investor Rights Agreement”); and (ii) a registration rights agreement (the “ENI Registration Rights Agreement”).

Pursuant to the ENI Investor Rights Agreement, ENI (i) will be required to “lock-up” its Common Shares for a period of 12 months from the date of closing of the Private Placement and (ii) will be subject to a two-year standstill period from the date of closing of the Private Placement. The ENI Investor Rights Agreement will also provide ENI with certain board nomination and observer rights, as well as pre-emptive and top-up rights in connection with future offerings and certain dilution events, in each case subject to ENI maintaining specified ownership thresholds in the Corporation.

The ENI Registration Rights Agreement will provide ENI with demand, piggyback and shelf registration rights in respect of the Common Shares held by ENI, subject to customary terms and conditions.

Pursuant to the ENI Side Letter, the Corporation has agreed to negotiate in good faith the terms of a potential offtake agreement relating to 15,000 tonnes per annum (“tpa”) of graphite concentrate from the Phase-2 Matawinie Mine or equivalent in active anode material.

Copies of the Subscription Agreements have been filed in Canada on SEDAR+ at www.sedarplus.ca and in the United States on the SEC’s website at www.sec.gov under the Corporation’s corporate profile. A form of each of the ENI Investor Rights Agreement and the ENI Registration Rights Agreement is attached as a schedule to the Subscription Agreement with ENI.

Each of CGF and IQ are parties to an investor rights agreement and a registration rights agreement with the Corporation, respectively, dated December 20, 2024, which agreements remain in force and have been filed in Canada on SEDAR+ at www.sedarplus.ca and in the United States on the SEC’s website at www.sec.gov under the Corporation’s corporate profile.

Currently, IQ has beneficial ownership of, or control or direction over, directly or indirectly, an aggregate of 25,637,260 Common Shares, which represent 15.94% of the issued and outstanding Common Shares on a non-diluted basis, 19,841,269 Common Share purchase warrants (“Warrants”) with an exercise price of US$2.38 per Warrant (the “IQ Warrants”) and, under an unsecured convertible note of the Corporation dated November 8, 2022, as amended and restated on October 27, 2025 (the “IQ Convertible Note”), units comprising an aggregate of 2,500,000 Common Shares and 2,500,000 Warrants, as well as up to 1,920,176 additional Common Shares issuable in connection with accrued interest under the IQ Convertible Note, which in the aggregate represent approximately 25.17% of the issued and outstanding Common Shares on a partially-diluted basis (assuming exercise of the IQ Warrants and conversion of the IQ Convertible Note only and including 1,920,176 Common Shares issuable to IQ in connection with accrued interest under the IQ Convertible Note). Following the completion of the Private Placement and satisfaction of the Escrow Release Conditions in respect of the Public Offering, IQ is expected to acquire 33,351,853 Common Shares and hold 58,989,113 Common Shares, representing approximately 18.30% of the issued and outstanding Common Shares, on a non-diluted basis, and with the IQ warrants and the IQ Convertible Note, 24.57% of the issued and outstanding Common Shares on a partially-diluted basis (assuming exercise of the IQ Warrants and conversion of the IQ Convertible Note only and including 1,920,176 Common Shares issuable to IQ in connection with accrued interest under the IQ Convertible Note).

Currently, CGF has beneficial ownership of, or control or direction over, directly or indirectly, an aggregate of 19,841,269 Common Shares, which represent 12.34% of the issued and outstanding Common Shares on a non-diluted basis, and 19,841,269 Warrants with an exercise price of US$2.38 per Warrant (the “CGF Warrants”), which in the aggregate represent approximately 21.96% of the issued and outstanding Common Shares on a partially-diluted basis (assuming exercise of the CGF Warrants only). Following the completion of the Private Placement and satisfaction of the Escrow Release Conditions in respect of the Public Offering, CGF is expected to acquire 44,452,460 Common Shares and hold 64,293,729 Common Shares, representing approximately 19.95% of the issued and outstanding Common Shares, on a non-diluted basis, and with the CGF Warrants, 24.59% of the issued and outstanding Common Shares on a partially-diluted basis (assuming exercise of the CGF Warrants only).

Shareholder Approvals

Each of IQ and CGF is an “interested party” within the meaning of Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions (“Regulation 61-101”) and the issuance of Common Shares to each of IQ and CGF pursuant to the Private Placement constitutes a “related party transaction” (collectively, the “Related Party Transactions”) within the meaning of Regulation 61-101.

Therefore, the issuance of Common Shares to each of IQ and CGF under the Private Placement requires the approval of a simple majority of the holders of Common Shares at a duly called meeting of shareholders (the “Meeting”), other than Common Shares beneficially owned, or over which control or direction is exercised by: (a) the issuer, being the Corporation; (b) an “interested party” (within the meaning of Regulation 61-101); (c) a “related party” to such interested party (within the meaning of Regulation 61-101) (subject to certain exceptions); and (d) any person that is a joint actor with any party referred to in (b) or (c), which represent IQ and CGF in respect of the applicable resolution approving the issuance of Common Shares to IQ and CGF, respectively (the “61-101 Shareholder Approvals”). The issuance of Common Shares to each of IQ and CGF under the Private Placement is also subject to the formal valuation requirement set out in Regulation 61-101.

In addition to the above, the TSX Company Manual will require that the Corporation obtain, (i) approval of the issuance of Common Shares to ENI, IQ and CGF under Section 607(g)(i) of the TSX Company Manual, as the aggregate number of Common Shares issuable to ENI, IQ and CGF exceeds 25% of the Corporation’s issued and outstanding Common Shares as of the date hereof; (ii) approval of the issuance of Common Shares to each of IQ and CGF under Section 607(g)(ii) of the TSX Company Manual, as these private placements to insiders exceed 10% of the Corporation’s issued and outstanding Common Shares as of the date hereof; and (iii) approval of the pricing of the Private Placement under Section 607(e) of the TSX Company Manual, as the Common Shares issued pursuant to the Private Placement are to be issued at a price per Common Share lower than the Common Shares’ Market Price (as defined in the TSX Company Manual) less a 15% discount (the “TSX Shareholder Approvals”, and collectively with the 61-101 Shareholder Approvals, the “Shareholder Approvals”). The TSX Shareholder Approvals will be required to be obtained by a simple majority of votes cast by holders of Common Shares eligible to vote (excluding the votes of IQ, CGF and ENI, if any, and their respective associates and affiliates).

The Corporation convened an annual and special meeting of shareholders to be held on May 13, 2026 at 10:00 a.m. EDT via webcast at https://virtual-meetings.tsxtrust.com/en/1931 to consider the Shareholder Approvals and any related matters. The foregoing description of the Shareholder Approvals is not complete and additional details regarding the Shareholder

Approvals and the formal valuation will be provided in a forthcoming management information circular, which, once filed, will be available in Canada on SEDAR+ at www.sedarplus.ca and in the United States on the SEC’s website at www.sec.gov under the Corporation’s corporate profile.

The Public Offering

On April 13, 2026, the Corporation entered into an underwriting agreement with a syndicate of underwriters comprised of the Bookrunners, ATB Capital Markets Corp., Roth Canada, Inc., H.C. Wainwright & Co., LLC and Maxim Group LLC (the “Underwriters”), pursuant to which the Underwriters agreed to purchase, on a bought deal basis, 45,600,000 Subscription Receipts at the Offering Price, for gross proceeds to the Corporation of approximately US$84 million (the “Underwriting Agreement”).

A copy of the Underwriting Agreement has been filed in Canada on SEDAR+ at www.sedarplus.ca and in the United States on the SEC’s website at www.sec.gov under the Corporation’s corporate profile.

The Corporation granted the Underwriters an over-allotment option (the “Over-Allotment Option”) to purchase, on the same terms and conditions of the Offering, up to an additional 6,840,000 Subscription Receipts (the “Over-Allotment Subscription Receipts”). The Over-Allotment Option was exercised in full. The gross proceeds from the sale of 52,440,000 Subscription Receipts (including 6,840,000 Subscription Receipts issued pursuant to the exercise of the Over-Allotment Option) were approximately US$96.5 million. The Offering closed on April 16, 2026 and the Subscription Receipts began trading on the same date on the Toronto Stock Exchange under the symbol “NOU.R.U”.

In consideration for the services rendered by the Underwriters, the Corporation has agreed to pay the Underwriters a cash fee equal to 5% of the gross proceeds of the Offering (the “Underwriters’ Fee”).

Each Subscription Receipt represents the right to receive, for no additional consideration and without further action, one Common Share of the Corporation upon satisfaction of the Escrow Release Conditions. If (i) the notices to be provided to TSX Trust Company (the “Subscription Receipt Agent”) and the Bookrunners by the Corporation certifying that the Escrow Release Conditions have been satisfied (the “Escrow Release Notice and Direction”) are not delivered on or before 11:59 p.m. (Montréal time) on July 31, 2026 (unless extended by the Corporation with the prior written consent of the Bookrunners) (the “Termination Time”), (ii) a “termination event” as such term is defined in the subscription receipt agreement (the “Termination Event”) to be entered into in the context of the Public Offering has occurred, or (iii) the Corporation has advised the Bookrunners and the Subscription Receipt Agent or announced to the public that it does not intend to proceed with obtaining the Shareholder Approvals or completing of the Private Placement (in either case, the earliest of such times being the “Termination Date”), holders of Subscription Receipts will receive the full purchase price of the Subscription Receipt, together with their pro rata portion of income (including interest) generated thereon, calculated from the date of closing of the Offering and up to but excluding the Termination Date (less any applicable withholding taxes).

The gross proceeds from the Public Offering, less 50% of the Underwriters’ Fee has been deposited and is being held in escrow by the Subscription Receipt Agent (the “Escrowed Funds”), together with any interest and other income actually earned thereon, and invested in short-term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a province or a Canadian chartered bank, until the earlier of (i) satisfaction or waiver of the Escrow Release Conditions, and (ii) the Termination Time. Since 50% of the Underwriters’ Fee has been paid by the Corporation, such amount does not form part of the Escrowed Funds. Therefore, the aggregate amount that holders of the Subscription Receipts shall be entitled to receive from the Subscription Receipt Agent in the event of a Termination Event will be greater than the aggregate amount of the Escrowed Funds. The Corporation will therefore be required to pay the Subscription Receipt Agent as agent on behalf of holders of Subscription Receipts an amount equal to 50% of the Underwriters’ Fee such that 100% of the gross proceeds of the Public Offering, plus the interest or other income actually earned on the investment of the Escrowed Funds, would be returned to holders of Subscription Receipts.

On or immediately after the closing of the Private Placement, the Corporation will deliver the Escrow Release Notice and Direction, and the Escrowed Funds, together with interest and other income actually earned thereon, less 50% of the Underwriters’ Fee, will be released to or as directed by the Corporation.

The escrow release conditions are: (i) the Corporation obtaining the Shareholder Approvals, (ii) the closing of the Private Placement, and (iii) the satisfaction or waiver of the other escrow release conditions under the subscription receipt agreement (the “Subscription Receipt Agreement”) entered into on April 16, 2026 in the context of the Public Offering among the Corporation, the Bookrunners and the Subscription Receipt Agent (collectively, the “Escrow Release Conditions”).

In connection with the Public Offering, the Corporation has filed a prospectus supplement in all provinces of Canada (excluding the territories) (the “Prospectus Supplement”) to the short form base shelf prospectus of the Corporation dated December 5, 2025 (the “Base Shelf Prospectus”) and the Corporation’s United States registration statement on Form F-10, as amended (File No. 333291778) (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933, as amended, pursuant to the multijurisdictional disclosure system. The final Prospectus Supplement (together with the related Base Shelf Prospectus) and the Subscription Receipt Agreement filed in Canada are available on SEDAR+ at www.sedarplus.ca. The final Prospectus Supplement (together with the Base Shelf Prospectus) and the Subscription Receipt Agreement filed in the United States are available on the SEC’s website EDGAR at www.sec.gov.

The Corporation intends to use the net proceeds from the Private Placement, the Public Offering and the previously announced senior secured project debt pursuant to a commitment letter from Export Development Canada and Canada Infrastructure Bank (the “Facilities”) for funding the design, engineering and construction of the Phase-2 Matawinie Mine and for general and administrative expenses and general working capital of the Corporation.

6. Reliance on subsection 7.1(2) of Regulation 51-102

Not applicable.

Omitted Information

Not applicable.

Executive Officer

For all additional information, please contact:

(s) Josée Gagnon

Me Josée Gagnon

Vice President – Legal Affairs

Telephone: (450) 757-8905 #405

Date of Report

April 17, 2026

Cautionary Note Regarding Forward-Looking Information

This material change report contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), including, but not limited to, statements relating to future events or future financial or operating performance of the Corporation and reflect management’s expectations and assumptions regarding the Corporation’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by words such as “may”, “would”, “could”, “will”, “should”, “expect”, “intend”, “potential” or the negative of these terms or other similar expressions concerning matters that are not historical facts. These forward-looking statements include, but are not limited to the execution of definitive agreements in respect of the Facilities, on the terms and conditions set forth in the commitment letter or at all, the execution of a definitive offtake agreement with the Government of Canada, the expected use of proceeds from the Public Offering, the Private Placement and the Facilities, the satisfaction of closing conditions with respect to the Private Placement, the receipt of the Shareholder Approvals for the Private Placement, the satisfaction of all of the Escrow

Release Conditions under the Subscription Receipt Agreement, the Corporation’s ability to secure a positive FID for the Phase-2 Matawinie Mine, the execution of the construction and the commissioning as planned and in accordance with the execution plan and strategy, the ability of all contractors and suppliers of the Corporation to deliver in accordance with their commitment, the receipt of all necessary regulatory approvals and stock exchange approvals, as applicable, the expected closing date of the Private Placement, the expected date for the satisfaction of the Escrow Release Conditions, the listing of the Common Shares issuable pursuant to the terms of the Subscription Receipts on the TSX and NYSE and the expected results of the initiatives described in this material change report which essentially describe the Corporation’s outlook and objectives.

Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions are not guarantees of future performance and may prove to be incorrect. Moreover, these forward-looking statements are based upon various underlying factors and assumptions, including the ability of the Corporation to enter into definitive agreements in respect of the Facilities, on the terms set forth in the commitment letter or at all, the ability of the Corporation to enter into a definitive offtake agreement with the Government of Canada, the ability of the Corporation to complete the Private Placement on the terms described herein or at all, the ability of the Corporation to obtain the Shareholder Approvals, the ability of the Corporation to satisfy all of the closing conditions on the Private Placement, the Corporation’s ability to satisfy all of the Escrow Release Conditions under the Subscription Receipt Agreement, the ability of the Corporation to receive all necessary regulatory and stock exchange approvals and the ability to execute the construction and the commissioning as planned and in accordance with the execution plan and strategy, are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, failure to obtain the Shareholder Approvals, failure to satisfy all closing conditions for the Private Placement and failure to satisfy all of the Escrow Release Conditions pursuant to the Subscription Receipt Agreement, including fa ilure to enter into definitive agreements in respect of the Facilities and the offtake agreement with the Government of Canada, failure to obtain necessary regulatory or stock exchange approvals, and delays in completing the Private Placement or the satisfaction of the Escrow Release Conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in the Corporation’s Annual Information Form dated March 25, 2026, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Further information regarding the Corporation is available in the SEDAR+ database (www.sedarplus.ca), and for United States readers on EDGAR (www.sec.gov), and on the Corporation’s website at: www.NMG.com.